

Kevin Thompson · 2nd

Partner at State48 Ventures

Redwood City, California, United States · Contact info

500+ connections

1 mutual connection: Praneet Sah

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State48 Ventures

About

Venture capitalist, advisor, and board member, helping companies and technology teams succeed. I recently co-founded State48 Ventures with two experienced investors.

In my operational career, I have been a tech executive with a consistent track record of building and m ...see more

Activity

3,618 followers

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Kevin Thompson commented on a post • 6d

Jose Campos I am signed up for the Graphics & Tech Academy mentoring program via Faith Velschow. If this is different I'm open to knowing about this additionally.

13 · 5 comments

Kevin Thompson commented on a post • 2w

Congratulations!

136 · 27 comments

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Experience

Partner
State48 Ventures
Jan 2021 - Present · 1 yr 9 mos
Scottsdale, Arizona

We work with exceptional founders of Arizona-based technology and healthcare startups and with founders from our networks. ...see more

Member, Board of Directors
HEVO
Jun 2020 - Present · 2 yrs 4 mos

HEVO's mission is to help accelerate electric vehicle (EV) adoption through the deployment of a wireless charging network. By offering a wireless charging option, HEVO will provide a safe, fast and c ...see more

Board member, advisor, mentor, angel
Various Companies · Self-employed
Jan 2020 - Present · 2 yrs 9 mos
San Francisco Bay Area

Play various roles with mostly early-stage companies, from pure Angel, to board member, to advising, to mentoring executives.

Member, Board Of Advisors
3x5 Partners · Part-time
Mar 2020 - Present · 2 yrs 7 mos
Portland, Oregon, United States

3x5 Partners is a top quartile VC firm based out of Portland that focuses on natural resources (agriculture, carbon, energy, plastic, & water) and life sciences. Very fortunate to work with tł ...see more

Member, Board Of Directors
Telaria (formerly Tremor Video)
Dec 2016 - Apr 2020 · 3 yrs 5 mos

Greater New York City Area

Telaria (NYSE: TLRA) provided a complete software platform to manage premium video advertising. Served on the board through a CEO transition, sale of a significant portion of the company, ar ...see more

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Education

UC Irvine
MS, Computer Science

University of Virginia
B.A., High Honors

Skills

Software Development

Endorsed by Jack Greenfield and 14 others who are highly skilled at this

Endorsed by 4 colleagues at Uber

68 endorsements

Product Management

Endorsed by Jolanta Szczerba and 3 others who are highly skilled at this

Endorsed by 3 colleagues at Uber

37 endorsements

Scalability

Endorsed by Patrick Copeland and 4 others who are highly skilled at this

Endorsed by 2 colleagues at Uber

30 endorsements

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Recommendations

Received Given

Arthur Gleckler · 3rd
software engineer
February 26, 2004, Arthur reported directly to Kevin

I learned an incredible amount working under Kevin at Intraspect. Kevin understands software deeply, from technology to development processes. I'm still amazed at how much top-quality software we were able to produce in short order and on schedule under Kevin's direction. He is an effective leader and is fun to work for. I would love to work with him again.

Interests

Influencers Companies Groups Schools

Jeff Jones · 3rd
President & Chief Executive Officer, H&R Block | Board Director | Committee Chair
159,132 followers
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Steve Blank · 2nd
Adjunct Professor Stanford University
660,874 followers
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